April 22, 2008

BY FAX AND U.S. MAIL

Keith F. Atkinson
Senior Counsel, Asset Management Law
TIAA-CREF
8500 Andrew Carnegie Blvd.
Mail Stop C2-06
Charlotte, North Carolina 28262

> Re: TIAA Real Estate Account
>   Initial Registration Statement on Form S-1
>   File No. 333-149862

Dear Mr. Atkinson:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 24, 2008. The registration statement received a full review. Based on our review, we have the following comments.

1. **Cover Page**

   On the cover page, please include the footnote referenced in the "Amount of Registration Fee".

2. **General Comment**

   a. Please consider providing increased and updated disclosure about the current market situation including the real estate market downturn, the potential adverse effects, if any, of any government intervention and/or the freezing of interest rates, etc.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

3. **Fee Table (p. 7)**

   Footnote 2 to the fee table states that you reserve the right to impose a fee on transfers to the account. Please include the maximum fee that may be imposed.

4. **Risks (p. 19)**

   a. Please include the risks associated with government securities (including the risk that some securities may not be back by the full faith and credit of the U.S. government) and the risks associated with corporate bonds.

   b. With regard to foreign securities, please include a bullet point that discloses the risks of foreign regulation and political unrest.

5. **Liquidity Guarantee (p. 38)**

   a. Please explain supplementally whether there is a limit on TIAA's investment in the Account or whether there is any limit to the guarantee.

   b. Please confirm that the possibility of liquidity unit redemptions pose no material risk.

6. **Conflicts of Interest – Allocation Procedure (p. 39)**

   Please explain supplementally whether there are any guidelines or review of any informal resolutions to allocation conflicts.

7. **Investments as of December 31, 2007 (p. 69)**

   Please explain supplementally why this section states there is a 12% increase in net investment income and capital appreciation when the chart on page 6 shows a 13.8% increase.

8. **Outlook for 2008 (p. 83)**

   Please update this section if the outlook materially changes before the effectiveness date of this registration statement.

9. **Valuation of real Estate Properties (P. 98)**

   Since the Account is valuated daily and real estate appraisals take place quarterly, please explain how real estate is priced between valuations.

10. **Valuing Real Estate Investments (p. 110)**

   Please make it clear to the reader why there are two real-estate valuation sections, here and on page 98, and why the procedures are not the same. (*i.e.*, at purchase, p. 98 values real estate at purchase price; p. 110 values real estate at an appraised value.)

11. Starting Out (p. 127)

Account value is allocated to a money market account until the application is received. However, the money market account is not offered under this prospectus. Please confirm supplementally that the contract owner will receive the money market account's prospectus. Please also summarize in one place when amounts may be invested in something other than the Real Estate Account (*e.g.*, when the application is received in good order and when premiums are no longer accepted).

12. Your Right To Cancel (p. 130)

Please supplementally explain your use of the phrase "one or all" in reference to the amount being returned to the contract owner.

13. Systematic Withdrawals or Transfers (p. 138)

Please explain whether the use of systematic withdrawals allows transfers to be made more often than quarterly.

14. Possible Restrictions on Premiums and Transfers to the Account (p. 138)

a. Please clarify supplementally and explain why premiums are not returned to the investor if the premiums are not accepted.

b. Please clarify supplementally what are the "default accounts".

15. Market Timing / Excessive Trading Policy (p. 140)

Disclosure on page 140 states that TIAA has discretion in applying its policy while page 141 states that TIAA applies its procedures uniformly and does not make exceptions. Please resolve this inconsistency.

16. Income Options (p. 145)

Please explain if a contract owner can change his income option after the annuitization date. Also, please explain whether, if one elects the MDO option, he can then elect another option.

17. Value of Annuity Units (p. 151)

The registrant reserves the right to change how annuity units are calculated. Please disclose that any such change will not reduce any contract owner's benefit under this contract.

18. Amount of Death Benefit (p. 152)

Please confirm that the value of future benefits refers to the sum of all guaranteed payments and not the net present value of future payments.

19. Methods of Payment of Death Benefits (p. 154)

Please clarify supplementally who is the "annuity partner" and what rights do they have under the contract.

20. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

21. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products